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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 6/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Westport Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher McClure (203) 222-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name - if individual, state last, first, middle name)

375 Passaic Avenue	Fairfield	CT	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher McClure, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westport Capital Markets, LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



LISA M. SNYDERMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES MARCH 31, 2022

_____
Signature and Title

President & CEO

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
( )	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( )	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.
( )	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Westport Capital Markets, LLC
Westport, CT

We have audited the accompanying statement of financial condition of Westport Capital Markets, LLC as of June 30, 2018, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Westport Capital Markets, LLC at June 30, 2018 in conformity with principles generally accepted in the United States.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
August 27, 2018

WESTPORT CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Current Assets

Cash and cash equivalents	$	199,747
Due from clearing broker		169,761
Advances on commissions		47,109
Prepaid expenses and other current assets		18,198
Total current assets		434,815
Property and Equipment, net		4,778
Total assets	$	439,593

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accrued expenses	$	80,936
Commitments and Contingencies		-
Members' Equity		358,657
Total liabilities and members' equity	$	439,593

See independent auditor's report and the accompanying notes to this financial statement.

Note A – Organization and Significant Accounting Policies

Nature of Business
Westport Capital Markets, LLC (the "Company"), is a securities broker-dealer servicing both institutional and retail clients.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with three months or less to maturity at the date of purchase to be cash equivalents.

Advances on Commissions
It is the Company's policy to make advances to commissioned brokers. These advances are repaid as commissions are earned. As of June 30, 2018, the Company has outstanding advances in the amount of $47,109.

Property and Equipment
Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 5 years.

Revenue Recognition
The Company generates its revenues principally by providing securities trading, investment management and brokerage services. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of the financial markets.

Non-recognition of commissions arising from unsettled customer transactions is not considered to have a material effect on either the Company's financial statements or net capital computations.

The Company clears all securities transactions through National Financial Services (NFS), on a fully disclosed basis.

Income Taxes
The Company is a single-member LLC and taxed as a sole proprietor on the personal tax return of the single member.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Note A – Organization and Significant Accounting Policies (Continued)

Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC Topic 820-10-35 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require inputs that are significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At June 30, 2018, the Company has classified all of its securities owned at fair market value at Level 1 for ASC Topic 820 Fair Value Measurement purposes.

Subsequent Events

Subsequent events were evaluated through August 27, 2018 which is the date the financial statements were available to be issued.

Note B – Property and Equipment

Property and equipment consist of the following:

Office equipment	$10,788
Less accumulated depreciation	6,010
Property and equipment, net	$ 4,778

Note C – Member's Equity and Distributions

During the year ended June 30, 2018, the Company distributed $425,000 to its managing member.

Note D – Clearing Broker and Off-Balance Sheet Risk

Beginning in April of 2015, the Company used National Financial Services (NFS) to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit with NFS of $100,000. Pursuant further to is clearing agreement, the customers' money balances and security positions are carried on NFS's books. Under certain conditions, the Company has agreed to indemnify NFS for any related losses, if any, that NFS may sustain. Both the Company and NFS monitor collateral on securities transaction to minimize exposure to loss.

Note E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018, the Company had net capital of $284,577, which was $184,577 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .28 to 1.

Note F – Retirement Plan

Beginning January 1, 2014, the Company adopted a Savings Incentive Match Plan for Employees (SIMPLE) covering substantially all employees.

Note G – Commitment and Contingencies

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparts. The Company has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

During the prior fiscal year, it was determined that a regulatory issue exists that could result in a liability to the Company. As of June 30, 2018, the outcome and amount cannot be determined or estimated, and accordingly no liability has been recorded on these financial statements.

Note H – Operating Lease Commitment

The Company entered into a building lease for a term of five years beginning in June 2015.

The future minimum rent under this lease is as follows:

Fiscal year Ending	
June 30, 2019	$ 72,224
June 30, 2020	66,205
Total	$138,429

Note I – Uncertain Tax Positions

As of June 30, 2018, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of Connecticut. None of these taxing jurisdictions have active examinations of the Company income tax returns. The Company has timely filed all required income tax returns, and its Federal and State income tax returns prior to calendar year 2014 were closed by statute on September 15, 2017.